1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com
_________________________

Stephen T. Cohen

stephen.cohen@dechert.com
+1 202 261 3304 Direct
+1 202 261 3024 Fax

April 13, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:
Guggenheim Funds Trust, et al. – Withdrawal of Application for an Order Pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as Amended, under File No. 812-14638 (SEC Accession No. 0001628280-16-014110)

Ladies and Gentlemen:
We are writing on behalf of Guggenheim Funds Trust, Guggenheim Variable Funds Trust, Security Investors, LLC, Guggenheim Funds Distributors, LLC and Guggenheim Partners Investment Management, LLC (together, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting each Applicant from certain provisions of the 1940 Act (the “Application”). The Application was erroneously filed with the Securities and Exchange Commission on April 8, 2016 as a new application under file number 812-14638 instead of as an amended application under file number 812-14525. The Applicants refiled the Application under file number 812-14525 on April 13, 2016.
Please call me at 202.261.3304 with any questions or comments regarding this letter, or if I may assist you in any way.
Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen